Exhibit 12.1

Ratio of Earnings to Combined Fixed
Charges and Preferred Dividends

Period ($000)	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015	Year ended Dec. 31, 2014	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012
Earnings available for fixed charges
Profit/(loss) before tax	$9,354	$105,430	$12,973	$(3,919)	$(93,892)
Less share of profit from associated companies	(649)	(467)	(86)
Less capitalized interest	(1,293)	(2,271)	(1,048)
Plus dividend from associated companies	242	120	107
Plus amortization of capitalized interest	116	3
Plus fixed charges	36,363	35,908	15,334	4,784	7,330
Total Earnings available for fixed charges	$44,133	$138,723	$27,280	$865	$-86,562

Fixed Charges:
Interest expense incl. amortization of debt issuance cost	$35,070	33,637	14,286	4,784	7,330
Plus capitalized interest	1,293	2,271	1,048
Total Fixed Charges	$36,363	$35,908	$15,334	$4,784	$7,330

Ratio of Earnings to Fixed Charges	1.21	3.86	1.78	0.18	-11.81